Exhibit 99.1

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Almonty Industries Inc. (the “Company” or “Almonty”)

100 King Street West, Suite 5700

Toronto, Ontario M5X 1C7

2.	Date of Material Change

July 3, 2025

3.	News Release

On July 3, 2025, a news release was disseminated through BusinessWire and subsequently filed on the System for Electronic Document Analysis and Retrieval (SEDAR+).

4.	Summary of Material Change

On July 3, 2025, Almonty completed a consolidation of its issued and outstanding common shares (“Shares”) on the basis of one (1) post-consolidation Share for every one and a half (1.5) pre-consolidation Shares (the “Consolidation”).

5.1	Full Description of Material Change

On July 3, 2025, Almonty announced that it filed articles of amendment to implement the Consolidation of its issued and outstanding Shares on the basis of one (1) post-consolidation Share for every one and a half (1.5) pre-consolidation Shares. The Consolidation was approved by shareholders of the Company (“Shareholders”) at the annual general and special meeting of Shareholders held on April 30, 2025.

The Toronto Stock Exchange (the “TSX”) has approved the Consolidation, and the Shares commenced trading on a post-Consolidation basis on the TSX at the start of trading on July 7, 2025. The Consolidation reduced the number of issued and outstanding Shares from 293,791,266 to 195,860,805. No fractional Shares were issued in connection with the Consolidation. In the event that a Shareholder would otherwise have been entitled to receive a fractional Share upon the occurrence of the Consolidation, such fraction was rounded down to the nearest whole number. The new CUSIP number for the Shares following the Share Consolidation is 020398707 and the new ISIN number is CA0203987072. All stock options, warrants and other rights to purchase or otherwise acquire Shares have been adjusted to reflect the Consolidation in accordance with the terms and conditions governing such convertible securities.

Computershare Investor Services Inc. (“Computershare”), the Company’s transfer agent, has mailed a letter of transmittal to registered Shareholders providing instructions on how to exchange existing Share certificates or direct registration system (DRS) statements. A sample letter of transmittal is also available on the Company’s profile on SEDAR+. Non-registered Shareholders who hold their Shares through a bank, broker or other nominee and who have questions regarding how the Consolidation will be processed should contact their nominee. Until surrendered to Computershare, each Share certificate or other evidence representing pre-Consolidation Shares will be deemed for all purposes to represent the number of post-Consolidation Shares to which the registered Shareholder is entitled as a result of the Consolidation.

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5.2	Disclosure for Restructuring Transactions

Not Applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

Lewis Black, Chairman, President and Chief Executive Officer of Almonty, is knowledgeable about the details of the material change and may be reached at (647)-438-9766.

9.	Date of Report

July 12, 2025.

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